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                          DATRON SYSTEMS INCORPORATED
                             3030 ENTERPRISE COURT
                            VISTA, CALIFORNIA 92083

                                  July 9, 2001

Dear Datron Stockholders:

    I am pleased to inform you that on June 24, 2001, Datron Systems Incorporated entered into an Agreement and Plan of Merger and Reorganization with The Titan Corporation pursuant to which a subsidiary of Titan has today commenced an offer to acquire all of the outstanding shares of Datron common stock through a two-step transaction, including an exchange offer and a subsequent merger.

    In the exchange offer, Datron stockholders will receive a fraction of a share of Titan common stock for each share of Datron common stock held. The exchange ratio determining the number of shares of Titan common stock you will receive is based on the average closing price of Titan common stock with adjustments if the price of Titan common stock rises above or falls below certain levels. For a complete description of the exchange ratio, including examples, please refer to Titan's Prospectus, which is enclosed with this letter, under the headings "The Transaction--The Exchange Ratio" and "The Transaction--Illustrative Table of Exchange Ratios and Value of Offer/Merger Consideration."

    The exchange offer is subject to, among other things, the tender of at least a majority of the outstanding shares of Datron common stock prior to the expiration of the exchange offer.

    Following the completion of the exchange offer, the acquisition of any remaining shares of Datron common stock will be completed through a merger of Datron with a wholly owned subsidiary of Titan in which each share of Datron common stock not exchanged in the offer will be converted into shares of Titan common stock at the same exchange ratio as used in the offer.

    After careful consideration, your Board of Directors has unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the exchange offer and the merger, are advisable and fair to and in the best interests of Datron and its stockholders, and unanimously recommends that Datron stockholders accept the exchange offer.

    I and the other directors and executive officers of Datron have individually agreed to exchange our Datron shares pursuant to the offer. These shares, in total, represent approximately 3.0% of the outstanding shares of common stock of Datron.

    You are receiving, in this envelope, a copy of Datron's Schedule 14D-9 containing the Datron board's recommendation and explaining the reasons behind it, as well as the background to the transaction and other important information. Included as Annex C to Titan's Prospectus is the written opinion, dated June, 22, 2001 of Philpott, Ball & Werner, Datron's financial advisor, to the effect that, as of the date of the opinion, the consideration to be paid pursuant to the merger agreement is fair, from a financial point of view, to Datron's stockholders. I urge you to read the opinion carefully and in its entirety.

    You are also receiving, in this envelope, Titan's Prospectus which provides detailed information concerning Titan, the exchange offer and the merger and Titan's Letter of Transmittal and related items to be used for tendering your shares. These documents have also been filed with the Securities and Exchange Commission. I again urge you to read the enclosures carefully.

    The exchange offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, August 3, 2001, unless extended. If you want to participate in the exchange offer, you will need to properly tender your shares prior to the expiration date and time. Information on how to properly tender your shares is included in the Prospectus and the Letter of Transmittal, and you may call the Information Agent, D.F. King & Co., Inc. at (800) 628-8510 if you have any questions.

                                          Sincerely,

                                          /s/ David A. Derby
                                          David A. Derby
                                          Chairman, President and Chief
                                          Executive Officer